FOR IMMEDIATE RELEASE
CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
Announces Multi-Year Sponsorship Agreement Between

STOKED™ Energy Drink
-and-
Video Game Champions
TEAM EG

Vancouver, Canada, June 26, 2007- Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated healthy beverage company, is pleased to announce a multi-year sponsorship agreement between long-time video game champions: Team EG and STOKED™ Energy Drinks.

Team EG is comprised of 20 of the World’s top video gamers. Established in 1999, Team EG is one of the most recognizable brands in the fast growing, competitive video game industry. They are the undisputed Canadian champions in Counter-Strike™, Quake 4™ and Halo 2™. Their Counter-Strike™, Quake 4™ and World of Warcraft™ teams rank consistently in the top 3 in their respective fields in North America. Find out more about Team EG at www.myeg.ca.

Millions of people are actively involved in the video gaming worldwide. It is one of the fastest growing activities of any kind, anywhere. According to the Entertainment Software Association, 69% of American heads of households play computer and video games. The average game player is 33 years old and has been playing games for 12 years. 38% of all gamers are women.

Through Stoked™ Energy’s iconic and interactive website and brand, Team EG’s players and accomplishments will be profiled to gamers and energy drink consumers across North America.

Team EG will represent the Stoked™ brand online and on tour while annihilating their competitors in events. Working together, these two world-class brands will share a common goal: global recognition and undisputed industry dominance.

Leading Brands Chairman and CEO, Ralph McRae said: “Team EG will be an important aspect of our launch of STOKED™ Energy Drinks. They have had long standing success in an industry that is really still in its early stages. They have a proven and consistent record of success. As a Premium sponsor, STOKED™ will have a constant presence with Team EG and its members. We also hope to be able to bring added recognition to their continuing efforts to be the best at their craft in the World.”

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, INFINITE Health™ Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

About Team EG
Firmly embedded in the evolution of eSports worldwide, Team EG has been competing for over 5 years, making it one of the most established professional gaming organizations in the world. They continue to dominate on the world stage as the undisputed Canadian champions and ranked in North America’s top 3; having swept every major Canadian event since their inception. Team EG’s unique combination of talent, stability and professionalism allows them to serve as ambassadors of both competitive video gaming and Stoked™ Energy.

Safe Harbor.
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

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©2007 Leading Brands, Inc.
This news release is available at www.LBIX.com